Exhibit 21.1

Subsidiaries of PointClickCare Corp.

Name of Subsidiary	Jurisdiction
Wescom Solutions, Inc.	Ontario, Canada

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.